UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SPECTRALINK CORPORATION

(Name of Subject Company)

SPECTRALINK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847580107

(CUSIP Number of Class of Securities)

John H. Elms

Chief Executive Officer

5755 Central Avenue

Boulder, CO 80301

(303) 440-5330

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark A. Leahy, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by SpectraLink Corporation (“SpectraLink” or the “Company”), a Delaware corporation, relating to the tender offer made by Spyglass Acquisition Corp., a Delaware corporation (“Offeror”) and wholly-owned subsidiary of Polycom, Inc. (“Polycom”), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Polycom on Schedule TO, dated February 20, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock of the Company at a price of $11.75 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by Polycom and Offeror on February 20, 2007 and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	Additional Information.

The subsection entitled “The Offer” in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs to the end of the subsection:

“At 12:00 Midnight, New York City time, on March 23, 2007, the subsequent offering period and the guaranteed delivery period for the initial offering period expired. In the Offer, after giving effect to the settlement of shares of Common Stock tendered pursuant to guaranteed delivery procedures for the initial offering period and any shares of Common Stock tendered during the subsequent offering period, 17,842,695 shares of Common Stock were validly tendered and not withdrawn (which includes 21,407 shares of Common Stock that were tendered pursuant to guaranteed delivery procedures during the subsequent offering period), representing approximately 90.6% of the outstanding shares of Common Stock. The Offeror has accepted for payment all tendered shares of Common Stock.

Pursuant to the terms and conditions of the Merger Agreement, Offeror will be merged with and into the Company as soon as practicable. In connection with the Merger, all outstanding shares of Common Stock not purchased in the initial or subsequent offering periods (other than shares of Common Stock owned by (i) the Company, Offeror or Parent and (ii) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive $11.75 per share in cash, without interest thereon, less any required withholding taxes. Following the consummation of the Merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent.

The Company intends to apply for termination of registration of shares of the Company’s Common Stock under the Exchange Act as soon as the requirements for such delisting and termination are met.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2007	SPECTRALINK CORPORATION

	By:	/s/ John H. Elms
	Name:	John H. Elms
	Title:	Chief Executive Officer